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                                                                       Exhibit 1

NEWS RELEASE
May 15, 2001
FOR IMMEDIATE RELEASE

                                RADIO ONE, INC.
       UPDATES 2001 GUIDANCE FOR INTEREST EXPENSE AND SHARES OUTSTANDING

       Revised for Recent Bond Offering and Various Equity Transactions

Washington, DC - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today released updated
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guidance for interest expense and shares outstanding for the second quarter of its fiscal year ending December 31, 2001. With the adoption by the Securities and Exchange Commission of Regulation FD (Full Disclosure), the Company believes that it is necessary to provide this important information to all market participants.

These estimates are based on current Generally Accepted Accounting Principles
(GAAP) for the treatment of goodwill and other intangibles and do not consider any impact of the current Financial Accounting Standards Board (FASB) project on Business Combinations that may change the accounting treatment of goodwill and other intangibles, effectively increasing reported earnings per share for companies such as Radio One. These estimates include expected results for only those stations owned and/or operated by the Company on this date.

For the quarter ending June 30, 2001 the Company expects to report net revenue of approximately $64.0 million and broadcast cash flow of approximately $34.5 million. The Company recently announced the sale of $300.0 million of 8-7/8% Senior Subordinated Notes. Proceeds from the sale of these Notes will be used to repay approximately $200.0 million outstanding under the Company's senior credit facilities. In addition, the Company will use a portion of the proceeds to redeem $85.4 million of the Company's 12% Senior Subordinated Notes. Because of a 30-day notice provision for redeeming the Company's 12% Senior Subordinated Notes, these 12% Notes and the new 8-7/8% Notes will each be outstanding at the same time, for a short period of time. Furthermore, the senior debt being repaid currently carries an interest rate lower than that of the 8-7/8% Notes. Thus, the Company is revising guidance for its interest expense in the second quarter to approximately $15.2-15.4 million from $14.2 million although the cash interest component assumed in the Company's after-tax cash flow calculation is expected to be $14.5-15.0 million for the quarter.
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Page 2 - Radio One, Inc. Updates 2001 Guidance


Additionally, the Company recently sold 1.5 million shares of its Class D Common Stock, at the then fair market value of the Company's Class D Common Stock, to its Chief Executive Officer in exchange for a full recourse note for the purchase of the shares and the Company agreed to grant a total of 1.25 million options to purchase Class D Common Stock, at the then fair market value of the Company's Class D Common Stock, to its Chairperson, Chief Executive Officer and Chief Operating Officer. Thus, the Company is revising guidance for its shares outstanding for the second quarter to approximately 88.5 million basic shares (up from 86.7 million) and 89.0 million on a fully-diluted basis (up from 87.0 million).

For the fiscal year ending December 31, 2001, the Company expects to report net revenue of approximately $248.0 million and BCF of approximately $132.0 million. The Company continues to expect that Blue Chip Broadcasting will report full-year BCF of approximately $11.5 million although those results are not included in the revised guidance numbers outlined above.

Radio One is one of the nation's largest radio broadcasting companies and the largest primarily targeting African-American and urban listeners. Pro forma for all announced acquisitions and divestitures, the Company owns and/or operates 63 radio stations located in 22 of the largest markets in the United States.

This press release may include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including the absence of a combined operating history with an acquired company or radio station and the potential inability to integrate acquired businesses, need for additional financing, high degree of leverage, granting of rights to acquire certain portions of the acquired company's or radio station's operations, variable economic conditions and consumer tastes, as well as restrictions imposed by existing debt and future payment obligations. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K and 10-Q and other filings with the Securities and Exchange Commission.

For more information contact Scott R. Royster, Executive Vice President and Chief Financial Officer at 301-429-2642.